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                              June 12, 2024

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 10, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
10, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 7, 2024
                                                            File No. 024-12323

       Dear Joshua Goldstein:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to prior comment 1 and reissue. Please clarify the revisions to your proposed restructuring
transactions and address, among other things: why you now refer to the target issuers
as the    Predecessor Issuers;    the purpose of the share forfeiture; and
                                                        why the asset transfer
of the existing issuers    assets will now be deemed a contribution
                                                        instead of an
assignment in which you previously disclosed that the target issuers were to receive all shares of
the newly formed merger series.
 Joshua Goldstein
FirstName  LastNameJoshua
Masterworks  Vault 10, LLC Goldstein
Comapany
June       NameMasterworks Vault 10, LLC
     12, 2024
June 12,
Page 2 2024 Page 2
FirstName LastName
2.       We note your response to prior comment 1 that    [n]o step in the
Restructuring
         Transactions requires the vote or consent of the security holders of the Predecessor
         Issuers... or the series of the Company.    We note that in the prior
amendment of the
         offering statement, you disclosed that    [e]ach Target Issuer
recently consummated a
         consent solicitation.    Please provide your legal analysis as to how
you are complying
         with the Securities Act of 1933 with respect to the consent solicitation that was previously undertaken.
3. Please provide the form of assignment and assumption agreement and the governing documents of the issuer, including the amended and restated operating agreement and form of series agreement. Please note, we may have further comments.
4. We note your response to prior comment 2. Please provide your legal analysis as to how your proposed revised transaction structure complies with Rules 251(d)(2)(i)(C)
         and 251(d)(2)(i)(D) of Regulation A. Please refer to Securities Act Compliance and
         Disclosure Interpretation Question 255.41.
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services